Exhibit 99.1

Shanda Games Reports First Quarter 2014 Unaudited Results

Hong Kong, China—June 17, 2014—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the first quarter 2014 ended March 31, 2014.

First Quarter Non-GAAP Financial Highlights (1)

•	Net revenues were RMB992.1 million (US$161.3 million), down 3.6% QoQ and 9.6% YoY.
•	Gross profit was RMB782.0 million (US$127.1 million), down 1.0% QoQ and 6.5% YoY. Gross margin was 78.8%, compared with 76.7% in Q4 2013 and 76.2% in Q1 2013.
•	Operating income was RMB402.0 million (US$65.3 million), down 7.1% QoQ and 18.2% YoY. Operating margin was 40.5%, compared with 42.1% in Q4 2013 and 44.8% in Q1 2013.
•	Net income attributable to the Company’s shareholders was RMB334.3 million (US$54.3 million), down 7.5% QoQ and 16.0% YoY. Net margin was 33.7%, compared with 35.1% in Q4 2013 and 36.3% in Q1 2013.
•	Earnings per diluted ADS were RMB1.24 (US$0.20), compared with RMB1.34 in Q4 2013 and RMB1.48 in Q1 2013.

First Quarter GAAP Financial Highlights (1)

•	Net revenues were RMB992.1 million (US$161.3 million), down 3.6% QoQ and 9.6% YoY.
—	Massively multi-player online (MMO) game revenues were RMB916.0 million (US$148.9 million), up 1.9% QoQ and down 5.7% YoY.
—	Mobile game revenues were RMB65.6 million (US$10.7 million), down 45.7% QoQ and 38.4% YoY.
—	Other revenues were RMB10.5 million (US$1.7 million), up 6.1% QoQ and down 46.7% YoY.
•	Gross profit was RMB764.8 million (US$124.3 million), down 1.1% QoQ and 6.8% YoY. Gross margin was 77.1%, compared with 75.1% in Q4 2013 and 74.7% in Q1 2013.
•	Operating income was RMB366.2 million (US$59.5 million), down 8.1% QoQ and 19.1% YoY. Operating margin was 36.9%, compared with 38.7% in Q4 2013 and 41.3% in Q1 2013.
•	Net income attributable to the Company’s shareholders was RMB305.7 million (US$49.7 million), down 8.8% QoQ and 16.8% YoY. Net margin was 30.8%, compared with 32.6% in Q4 2013 and 33.5% in Q1 2013.
•	Earnings per diluted ADS were RMB1.12 (US$0.18), compared with RMB1.24 in Q4 2013 and RMB1.36 in Q1 2013.

First Quarter Operating Highlights (1)

•	MMO games operated in China and overseas:
—	Average Monthly Active Users (average MAU) increased 2.1% QoQ from 17.7 million to 18.0 million.
—	Average Monthly Paying Users (average MPU) increased 2.9% QoQ from 2.9 million to 3.0 million.
—	Monthly Average Revenue per Paying User (ARPU) decreased 0.9% QoQ from RMB101.7 to RMB100.8.

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•	Mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) decreased 17.2% QoQ from 558,900 to 462,700.
—	Average Revenue per Daily Active User (ARDAU) decreased 33.0% QoQ from RMB2.4 to RMB1.6.

(1)	Notes:

1.	Acquisition of Shengzhan and Shengjing.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates responsible for the operating platform and prepaid card distribution businesses, respectively, from its parent company Shanda Interactive Entertainment Limited (“Shanda Interactive”) (the “Transaction”). As Shanda Games and the acquired affiliates were (and continue to be) under common control by Shanda Interactive both before and after the closing of the acquisition, in accordance with the applicable accounting guidance in the Financial Accounting Standards Board’s Accounting Standards Codification 805-50, the acquisitions have been accounted for as a reorganization of entities under common control and Shanda Games’ unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if Shengzhan and Shengjing had been owned and operated by Shanda Games throughout the periods presented. For more details regarding the Transaction, please refer to the “Note to the Financial Information” in this press release as well as the Company’s press release dated July 28, 2013.

2.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

3.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

4.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

5.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

6.	ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period. ARDAU reflects overall monetization for mobile game users. DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

7.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

“During the first quarter of 2014, net revenues generated from MMO games grew as we added new versions to our existing portfolio and expanded into new regions,” commented Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “Average monthly active users increased significantly overseas thanks in part to Dragon Nest’s continued strong performance in Europe. This demonstrates the strength of our franchises and the enduring appeal our portfolio brings to users as we introduce our unique content. We are currently hard at work preparing for the launch of a number of new mobile games which we are all excited for. We will continue to focus on leveraging our years of operational experience and competitive advantage to seek out new opportunities.”

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First Quarter 2014 Unaudited Financial Results (GAAP)

Net Revenues. In the first quarter of 2014, net revenues were RMB992.1 million (US$161.3 million), a decrease of 3.6% from RMB1,029.3 million in the fourth quarter of 2013 and a decrease of 9.6% from RMB1,097.6 million in the first quarter of 2013. MMO game revenues, mobile game revenues, and other revenues accounted for 92.3%, 6.6% and 1.1% of total net revenues, respectively. China revenues and overseas revenues accounted for 91.4% and 8.6% of total net revenues, respectively.

Net revenues generated from MMO games increased 1.9% quarter-over-quarter and decreased 5.7% year-over-year to RMB916.0 million (US$148.9 million) in the first quarter of 2014. The increase was primarily a result of higher royalty revenues in Q1 2014. Average MAU for MMO games increased 2.1% quarter-over-quarter to 18.0 million, primarily due to the strong performance of Dragon Nest in Europe. Average MPU for MMO games increased 2.9% quarter-over-quarter to 3.0 million, mainly as a result of the introduction of a time-based version of Mir II, in addition to regular item-based version of Mir II. ARPU decreased 0.9% quarter-over-quarter to RMB100.8, primarily due to the introduction of the time-based version of Mir II.

Net revenues generated from mobile games were RMB65.6 million (US$10.7 million) in the first quarter of 2014, representing decreases of 45.7% from RMB120.9 million in the fourth quarter of 2013 and 38.4% from RMB106.5 million in the first quarter of 2013. The sequential decrease was primarily due to a decline in revenue from several key mobile games which are entering the mature stages of their lifecycles, including “Million Arthur” and fewer new releases. As a result, average DAU for mobile games decreased 17.2% quarter-over-quarter to 462,700 and ARDAU for mobile games decreased 33.0% quarter-over-quarter to RMB1.6.

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
MMO Games
Average MAU (in millions)	18.6	18.9	18.4	17.7	18.0
Average MPU (in millions)	3.4	3.2	2.9	2.9	3.0
ARPU (RMB)	96.2	102.0	108.7	101.7	100.8
Mobile Games
Average DAU (in thousands)	290.2	367.2	574.9	558.9	462.7
ARDAU (RMB)	4.1	3.0	2.9	2.4	1.6

Other revenues were RMB10.5 million (US$1.7 million) in the first quarter of 2014, compared with RMB9.9 million in the fourth quarter of 2013 and RMB19.7 million in the first quarter of 2013.

Cost of Revenues. Cost of revenues for the first quarter of 2014 was RMB227.3 million (US$37.0 million), representing decreases of 11.2% from RMB255.9 million in the fourth quarter of 2013 and 18.0% from RMB277.3 million in the first quarter of 2013. The sequential decrease in the cost of revenues was primarily due to (i) a decrease in royalty fees to licensors as a result of a decline in revenues from licensed games, and (ii) an accelerated amortization of the remaining licensing fees for a certain licensed game during the fourth quarter of 2013 due to its poor performance. Cost of revenues represented 22.9% of net revenues, compared with 24.9% in the fourth quarter of 2013 and 25.3% in the first quarter of 2013.

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Gross Profit. Gross profit for the first quarter of 2014 was RMB764.8 million (US$124.3 million), representing decreases of 1.1% from RMB773.4 million in the fourth quarter of 2013 and 6.8% from RMB820.3 million in the first quarter of 2013. Gross margin was 77.1% in the first quarter of 2014, compared with 75.1% in the fourth quarter of 2013 and 74.7% in the first quarter of 2013.

Operating Expenses. Total operating expenses for the first quarter of 2014 were RMB398.6 million (US$64.8 million), representing an increase of 6.4% from RMB374.8 million in the fourth quarter of 2013 and an increase of 8.5% from RMB367.4 million in the first quarter of 2013. Operating expenses represented 40.2% of net revenues, an increase from 36.4% in the fourth quarter of 2013 and 33.5% in the first quarter of 2013.

Product development expenses decreased 12.8% quarter-over-quarter and 4.4% year-over-year to RMB162.3 million (US$26.4 million) in the first quarter of 2014. The sequential decrease was primarily due to a decrease in bonus expense for research and development employees during the first quarter of 2014. Product development expenses represented 16.4% of net revenues, compared with 18.1% in the fourth quarter of 2013 and 15.5% in the first quarter of 2013.

Sales and marketing expenses increased 24.4% quarter-over-quarter and 37.4% year-over-year to RMB151.1 million (US$24.6 million) in the first quarter of 2014. The quarter-over-quarter increase in sales and marketing expenses was primarily due to an increase in promotional expenses for existing and upcoming games during the first quarter of 2014, partially offset by a decrease in commissions paid to third-party platforms for distributing mobile games in line with a decrease in mobile game revenues. Sales and marketing expenses represented 15.2% of net revenues, compared with 11.8% in the fourth quarter of 2013 and 10.0% in the first quarter of 2013.

General and administrative expenses increased 26.8% quarter-over-quarter and decreased 2.7% year-over-year to RMB85.2 million (US$13.8 million) in the first quarter of 2014. The sequential increase in general and administrative expenses was primarily due to an increase in sales tax related to inter-Company transactions as the Company recognized a tax refund during the previous quarter due to several of its subsidiaries receiving preferred tax status for turnover taxes related to inter-Company service transactions. General and administrative expenses accounted for 8.6% of net revenues, compared with 6.5% in the fourth quarter of 2013 and 8.0% in the first quarter of 2013.

Share-based compensation expenses were RMB10.0 million (US$1.6 million) in the first quarter of 2014, compared with RMB8.9 million in the fourth quarter of 2013 and RMB11.2 million in the first quarter of 2013.

Operating Income. Operating income for the first quarter of 2014 was RMB366.2 million (US$59.5 million), a decrease of 8.1% from RMB398.6 million in the fourth quarter of 2013 and a decrease of 19.1% from RMB452.9 million in the first quarter of 2013. Operating margin was 36.9% in the first quarter of 2014, compared with 38.7% in the fourth quarter of 2013 and 41.3% in the first quarter of 2013.

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Government Financial Incentives. Government financial incentives totaled RMB23.9 million (US$3.9 million) in the first quarter of 2014, compared with RMB49.1 million in the fourth quarter of 2013 and RMB18.1 million in the first quarter of 2013. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Other Income (Expense), Net. Other expense was RMB4.9 million (US$0.8 million), compared with other income of RMB10.8 million in the fourth quarter of 2013 and other expense of RMB7.6 million in the first quarter of 2013.

Income Tax Expense. Income tax expense for the first quarter of 2014 was RMB91.5 million (US$14.9 million), compared with RMB104.5 million in the fourth quarter of 2013 and RMB109.6 million in the first quarter of 2013.

Net income attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the first quarter of 2014 was RMB305.7 million (US$49.7 million), compared with RMB335.3 million in the fourth quarter of 2013 and RMB367.6 million in the first quarter of 2013. Earnings per diluted ADS in the first quarter of 2014 were RMB1.12 (US$0.18), compared with RMB1.24 in the fourth quarter of 2013 and RMB1.36 in the first quarter of 2013.

Net Cash. In the first quarter of 2014, the Company generated RMB182.6 million (US$29.7 million) in cash flows from operating activities. The Company’s cash and cash equivalents, time deposits with maturity over one year, short-term investments and restricted cash, net of loans and dividends payable, increased from RMB1,222.8 million as of December 31, 2013 to RMB1,368.7 million (US$222.4 million) as of March 31, 2014.

Receipt of Non-Binding Proposal to Acquire the Company

On January 27, 2014, the Company announced that its Board of Directors (the “Board”) had received a preliminary non-binding proposal letter dated January 27th, 2014 (the “Proposal”) from Shanda Interactive, the controlling shareholder of the Company, and an affiliate of Primavera Capital Limited (together, the “Consortium”). According to the Proposal, the Consortium proposed to acquire the Company in a “going private” transaction for US$3.45 per class A or class B ordinary share, or US$6.90 per American depositary share (each representing two class A ordinary shares) (each an “ADS”). Based on the offer price, the Proposal values the Company at approximately US$1.9 billion in fully enlarged equity value. According to the Proposal, the offer price represents a premium of 21.3% to the Company’s volume-weighted average price of its ADSs on January 24, 2014 and a premium of 44.4% to the volume-weighted average price of its ADSs during the last 30 trading days.

On January 29, 2014, the Company announced that the Board has formed a special committee of independent directors who are not affiliated to any member of the Consortium (the “Special Committee”) consisting of Andy Lin, Yong Gui and Heng Wing Chan to evaluate the Proposal. The Special Committee subsequently retained Sullivan & Cromwell LLP as its U.S. legal counsel and Bank of America Merrill Lynch as its financial advisor.

On April 21, 2014, Shanda Interactive entered into a share purchase agreement with Perfect World Co., Ltd. (NASDAQ: PWRD, “Perfect World”), another leading online game developer and operator in China, for Perfect World to acquire a total of 30,326,005 class A ordinary shares of Shanda Games. Pursuant to the share purchase agreement, Perfect World was to acquire these shares from a wholly-owned subsidiary of Shanda Interactive for a total consideration of US$100 million in cash. In addition, Perfect World has also entered into an adherence agreement to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

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On April 28, 2014, the Company was informed by Shanda Interactive that FV Investment Holdings, an affiliate of FountainVest Partners, entered into an adherence agreement on April 25, 2014 to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

On May 19, 2014, the Company was informed by Shanda Interactive that CAP IV Engagement Limited, an affiliate of Carlyle Asia Partners IV, L.P., entered into an adherence agreement on May 19, 2014 to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

The Special Committee has not set a definitive timetable for the completion of its evaluation of the proposed transaction or any other alternative transaction (if any) and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction or any other transaction, or that the proposed transaction or any other transaction will be approved or consummated.

The Company, in relation to the proposed transaction and associated need for U.S. dollar capital, entered into a new long term loan facility in the first quarter of 2014 with several commercial banks totaling US$117 million (RMB719.8 million) to replace existing long term loans with Shanghai Commercial & Savings Bank, Ltd. and the Bank of Taiwan totaling US$55 million (RMB335.3 million), which were early-repaid.

Recent Business Highlights

March 18, 2014 – Shanda Games launched a time-based version of its key MMO game “Mir II” in addition to regular item-based version of the game. Offering a classic gameplay from the year 2005 when “Mir II” was still a time-based game, this new time-based version is targeted at users who have played “Mir II” during that time period. “Mir II” is still based on item-based revenue model in the majority of its servers.

March 25, 2014 – Shanda Games began open-beta testing for “Brave World,” a 2D mobile card game licensed from a leading Japanese game developer Gumi Inc.

April 23, 2014 – Shanda Games began its first closed-beta testing for “Final Fantasy XIV,” a fantasy themed 3D MMO game licensed from Square Enix, a leading Japanese game developer.

April 25, 2014 – Shanda Games began open-beta testing for “Ring of Dragons,” an in-house developed martial-arts-themed 3D MMO game.

April 28, 2014 – Shanda Games began open-beta testing for “Fengshen MM,” an in-house developed 2D mobile card game.

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May 28, 2014 – Shanda Games began open-beta testing for “Chain Chronicle,” a 2D mobile card game licensed from a leading Japanese game developer SEGA Networks. Earlier in March, the game was published by Shanda Games’ subsidiary Actoz Soft in South Korea.

June 3, 2014 – Shanda Games began open-beta testing for “Football Day,” a sports-themed 2D web game licensed from the leading South Korean game developer, NHN Blackpick.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.1521 to US$1.00 as published by the People’s Bank of China on March 31, 2014. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted into U.S. dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates providing operating platform and prepaid card distribution services, respectively, from its parent company Shanda Interactive for an aggregate purchase price of US$812.7 million. The purchase price was partially settled in the third quarter of 2013 through (i) a cash payment in the amount of US$201.6 million (reported as an investing cash flow in the accompanying unaudited condensed consolidated statement of cash flows) and (ii) the non-cash exchange of a receivable due from Shanda Interactive in the amount of US$167.6 million. In the fourth quarter of 2013, the Company paid an addition of US$301.2 million to Shanda Interactive as a partial acquisition payment. The remainder of approximately US$142.3 million is reported in “deferred acquisition consideration payable to Shanda Interactive” in the accompanying unaudited condensed consolidated balance sheet. For more details regarding the Transaction, please refer to the Company’s press release dated July 28, 2013.

Shanda Games and the acquired affiliates were, and are, under common control. Accordingly, the Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities thereof consolidated into Shanda Games’ financial statements at their carrying values (book values). The excess of the purchase price over the net book value of the businesses acquired was recorded in the Company’s consolidated balance sheet at the date of the Transaction in a manner similar to a dividend through a charge to retained earnings, with the residual amount being recorded to appropriate components of equity.

Pursuant to applicable U.S. GAAP principles, the Transaction constituted a “change in reporting entity” for which retrospective consolidation of the commonly controlled businesses was required for all historical periods since the inception of common control by Shanda Interactive. Accordingly, Shanda Games’ unaudited consolidated financial information has been prepared as if the acquired businesses had been part of Shanda Games for all periods presented. Given the acquired businesses are part of Shanda Games’ single vertically integrated business model and will not be evaluated on a separate basis internally for performance measurement, the Company’s online game business continues to be presented as a single operating segment.

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Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the expansion into mobile games; the introduction and potential success of new MMO game titles; and the expansion into global market represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company is unable to launch the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its mobile strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	March 31
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	877.6	1,060.4	172.4
Restricted cash	4.5	-	-
Short-term investments	1,525.6	1,512.3	245.8
Accounts receivable, net of allowance for doubtful accounts	193.3	229.8	37.5
Accounts receivable due from related parties	38.1	44.2	7.2
Deferred licensing fees and related costs	11.1	8.1	1.3
Prepayments and other current assets	237.9	269.6	43.7
Other receivables due from related parties	71.2	59.9	9.7
Deferred tax assets	100.1	103.6	16.8
Total current assets	3,059.4	3,287.9	534.4

Time deposits with maturity over one year	723.0	723.0	117.5
Investments in affiliated companies	201.7	216.3	35.2
Property and equipment	191.0	171.1	27.8
Intangible assets	428.9	396.0	64.4
Goodwill	299.7	299.7	48.7
Long-term deposits	31.5	17.3	2.8
Other long term assets	160.8	185.5	30.2
Non-current deferred tax assets	31.4	28.1	4.5
Total assets	5,127.4	5,324.9	865.5

LIABILITIES
Current liabilities:
Short-term borrowings	1,567.9	1,203.2	195.6
Accounts payable	85.2	93.0	15.1
Accounts payable due to related parties	20.7	22.5	3.7
Licensing fees payable	175.1	164.6	26.8
Taxes payable	138.3	135.4	22.0
Deferred revenue	365.4	258.4	42.0
Other payables and accruals	444.1	439.6	71.3
Other payables due to related parties	2.8	3.0	0.5
Deferred acquisition consideration payable to Shanda Interactive	867.5	875.3	142.3
Dividends payable	4.7	4.0	0.7
Deferred tax liabilities	61.7	78.0	12.7
Total current liabilities	3,733.4	3,277.0	532.7

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Long-term borrowings	335.3	719.8	117.0
Long-term liabilities	33.0	31.5	5.2
Non-current deferred tax liabilities	76.9	71.5	11.5
Non-current deferred revenue	29.5	21.7	3.5
Total liabilities	4,208.1	4,121.5	669.9
Redeemable non-controlling interests	14.0	14.0	2.4

SHAREHOLDERS’ EQUITY

Ordinary shares (US$0.01 par value)	39.4	39.4	6.4
Additional paid-in capital	9.5	18.3	3.0
Statutory reserves	168.2	171.5	27.9
Accumulated other comprehensive loss	(24.3)	(47.8)	(7.8)
Retained earnings	402.2	702.7	114.2
Total Shanda Games Limited shareholders’ equity	595.0	884.1	143.7
Non-controlling interests	310.3	305.3	49.5
Total shareholder's equity	905.3	1,189.4	193.2
Total liabilities and shareholders’ equity	5,127.4	5,324.9	865.5

Ordinary shares outstanding	536,608,446	536,876,392	536,876,392
ADS equivalent outstanding	268,304,223	268,438,196	268,438,196

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	March 31 2013(1)	December 31 2013	March 31 2014
Net revenues:
MMO game revenues	971.4	898.5	916.0	148.9
Mobile game revenues	106.5	120.9	65.6	10.7
Other revenues	19.7	9.9	10.5	1.7
Total net revenues	1,097.6	1,029.3	992.1	161.3

Cost of revenues	(277.3)	(255.9)	(227.3)	(37.0)
Gross profit	820.3	773.4	764.8	124.3

Operating expenses:
Product development	(169.8)	(186.1)	(162.3)	(26.4)
Sales and marketing	(110.0)	(121.5)	(151.1)	(24.6)
General and administrative	(87.6)	(67.2)	(85.2)	(13.8)
Total operating expenses	(367.4)	(374.8)	(398.6)	(64.8)

Income from operations	452.9	398.6	366.2	59.5

Interest income (expense), net	29.4	3.6	(2.1)	(0.3)
Government financial incentives	18.1	49.1	23.9	3.9
Other income (expense), net	(7.6)	(10.8)	(4.9)	(0.8)
Income before income tax expense and equity in loss of affiliated companies	492.8	440.5	383.1	62.3

Income tax expense	(109.6)	(104.5)	(91.5)	(14.9)
Equity in profits (losses) of affiliated companies	(3.3)	(2.0)	1.6	0.3
Net income	379.9	334.0	293.2	47.7
Net (income) / loss attributable to non-controlling interests	(12.3)	1.3	12.5	2.0
Net income attributable to the Company’s shareholders	367.6	335.3	305.7	49.7

Earnings per ordinary share
Basic	0.68	0.63	0.57	0.09
Diluted	0.68	0.62	0.56	0.09

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Earnings per ADS
Basic	1.36	1.26	1.14	0.18
Diluted	1.36	1.24	1.12	0.18

Weighted average ordinary shares outstanding
Basic	540,220,307	536,355,713	536,678,069	536,678,069
Diluted	540,228,876	537,240,907	541,917,816	541,917,816

Weighted average ADS outstanding
Basic	270,110,153	268,177,857	268,339,034	268,339,034
Diluted	270,114,438	268,620,453	270,958,908	270,958,908

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	836.2	789.6	782.0	127.1
Intangible asset amortization arising from acquisitions	(15.8)	(15.8)	(16.8)	(2.7)
Share-based compensation cost	(0.1)	(0.4)	(0.4)	(0.1)
GAAP gross profit	820.3	773.4	764.8	124.3

Non-GAAP operating income	491.6	432.9	402.0	65.3
Intangible asset amortization arising from acquisitions	(27.5)	(25.4)	(25.8)	(4.2)
Share-based compensation cost	(11.2)	(8.9)	(10.0)	(1.6)
GAAP operating income	452.9	398.6	366.2	59.5

Non-GAAP net income attributable to the Company’s shareholders	397.9	361.6	334.3	54.3
Intangible asset amortization arising from acquisitions	(27.5)	(25.4)	(25.8)	(4.2)
Share-based compensation cost	(11.2)	(8.9)	(10.0)	(1.6)
Income tax effect	5.8	5.4	5.4	0.9
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	2.6	2.6	1.8	0.3
GAAP net income attributable to the Company’s shareholders	367.6	335.3	305.7	49.7

Non-GAAP diluted earnings per share	0.74	0.67	0.62	0.10
Non-GAAP expense per share	(0.06)	(0.05)	(0.06)	(0.01)
GAAP diluted earnings per share	0.68	0.62	0.56	0.09

Non-GAAP diluted earnings per ADS	1.48	1.34	1.24	0.20
Non-GAAP expense per ADS	(0.12)	(0.10)	(0.12)	(0.02)
GAAP diluted earnings per ADS	1.36	1.24	1.12	0.18

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

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Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(15.8)	(15.8)	(16.8)	(2.7)
Product development	(7.9)	(7.9)	(6.9)	(1.1)
Sales and marketing	(1.4)	(1.2)	(1.2)	(0.2)
General and administrative	(2.4)	(0.5)	(0.9)	(0.2)
Total	(27.5)	(25.4)	(25.8)	(4.2)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.1)	(0.4)	(0.4)	(0.1)
Product development	(3.6)	(2.9)	(2.6)	(0.4)
Sales and marketing	(0.1)	(0.1)	(0.1)	-
General and administrative	(7.4)	(5.5)	(6.9)	(1.1)
Total	(11.2)	(8.9)	(10.0)	(1.6)

Note:

(1)	Amounts presented revised for all historical periods prior to August 2013 to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Three months ended
	March 31 2013(1)	March 31 2014
	RMB	RMB	US$
Cash flows from operating activities:
Net income	379.9	293.2	47.7
Adjustments for:
Share-based compensation expenses	11.2	10.0	1.6
Depreciation and amortization	69.7	61.3	10.0
Other	4.2	2.6	0.4
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fees and royalties	(14.1)	(47.3)	(7.7)
Others	(110.9)	(137.2)	(22.3)
Net cash provided by operating activities	340.0	182.6	29.7

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(13.9)	(8.4)	(1.4)
Acquisitions (net of cash acquired) and purchase of equity investments	(1.8)	(12.4)	(2.0)
Decrease in short-term investments	1,061.8	17.6	2.9
Decrease in loan receivable and other receivables due from related parties	91.8	-	-
Others	(5.7)	(5.8)	(1.0)
Net cash provided by (used in) investing activities	1,132.2	(9.0)	(1.5)

Cash flows from financing activities:
Repurchase of common stock	(24.8)	-	-
Proceeds from loan borrowings and other payables due to related parties	88.4	719.8	117.0
Repayment of loan borrowings and other payables due to related parties	(1,247.8)	(713.3)	(115.9)
Dividends paid	(1.4)	(0.4)	(0.1)
Net distribution to Shanda Interactive arising from platform service and prepaid card business	(133.2)	-	-
Others	0.5	0.6	0.1
Net cash (used in) provided by financing activities	(1,318.3)	6.7	1.1

Effect of exchange rate changes on cash and cash equivalents	(5.9)	2.5	0.4
Net increase in cash and cash equivalents	148.0	182.8	29.7
Cash and cash equivalents, beginning of period	2,132.4	877.6	142.7
Cash and cash equivalents, end of period	2,280.4	1,060.4	172.4

Note:

(1)	Amounts presented revised for all historical periods prior to August 2013 to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented. Please refer to the “Note to the Financial Information” section in this press release for further information.¡

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